As filed with the Securities and Exchange Commission on March 15, 2005	Registration No. _____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                            Diamond Ranch Foods, Ltd.

(Name of Small Business Issuer in its charter)

Nevada	20-1389815

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

555 West Street, New York, NY 10014

(Address of principal executive officers)	(Zip Code)

Issuer’s telephone number: (212) 807-7600

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

N/A	N/A

Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.0001

(Title of Class)

DIAMOND RANCH FOODS, LTD.

TABLE OF CONTENTS

PART I	PAGE

Item 1.	Description of Business	3

Item 2.	Management’s Discussion and Analysis or Plan of Operation	8

Item 3.	Description of Property	9

Item 4.	Security Ownership of Certain Beneficial Owners and Management	9

Item 5.	Directors and Executive Officers, Promoters and Control Persons	10

Item 6.	Executive Compensation	12

Item 7.	Certain Relationships and Related Transactions	13

Item 8.	Description of Securities	14

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity
	and Related Stockholder Matters	14

Item 2.	Legal Proceedings	15

Item 3.	Changes in and Disagreements with Accountants	15

Item 4.	Recent Sales of Unregistered Securities	16

Item 5.	Indemnification of Directors and Officers	16

PART F/S

Financial Statements	17

PART III

Item 1.	Index to Exhibits	17

Item 2.	Description of Exhibits	17

Signatures	17

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

Our company was incorporated, as Jerry’s Inc., in the State of Florida on November 30, 1942. The company ceased operations in 1998 and remained dormant until March of 2004 when we moved our domicile to Nevada and changed our name to Diamond Ranch Foods, Ltd. Although the company ceased operations and filed a Form NTN 10K stating that certain information could not be obtained to file their Form 10-K for the year ended September 30, 1997, certain filing requirements became due at that time and throughout the period of our dormancy. Previous management did not complete the required filings and as a result Jerry’s Inc. was delinquent in its duty to file. Recently we filed a Form 15 in an effort to deal with the delinquent filings that became our responsibility as the surviving corporation after our merger. Form 15 has the effect of terminating the old registration of Jerry’s Inc. while new reporting requirements will take effect as a result of this Form 10-SB.

We are engaged in the meat processing and distribution industry. Our operations consist of packing, processing, custom meat cutting, portion controlled meats, private labeling, and distribution of our products to a diversified customer base, including, but not limited to; in-home food service businesses, retailers, hotels, restaurants and institutions, deli and catering operators, and industry suppliers.

We became the distributor and processor of the “All American Hamburger” and other meat products through the acquisition of MBC Foods, Inc., a second-generation family owned business on May 1, 2004.

In addition to servicing our customers with a full line of fresh meats, we also produce private-labeled and “branded” hot dogs and meats for the Hebrew National? Deli line in the New York Metropolitan area, as well as private-label Sabrett? Hamburgers for Marathon Foods.

Our company is located at 555 West Street, New York, NY 10014.

HISTORY AND COMPANY DEVELOPMENT

Our company was originally incorporated in the State of Florida in 1942 as Jerry’s Inc. In 2004 we moved our domicile to Nevada and changed our corporate name to Diamond Ranch Foods, Ltd,

On May 1, 2004 we issued 31,607,650 restricted shares of common stock and acquired MBC Foods, Inc as a wholly owned subsidiary.

We have undergone no bankruptcy, receivership or similar proceedings.

The cash flow from operations is sufficient to fund capital requirements. However, we will seek to raise additional capital through the sale of common stock to fund the expansion of our company. There can be no assurance that we will be successful in raising the capital required and without additional funds we would be unable to expand our plant, acquire other companies, or exponentially increase our sales volume.

PRODUCTS AND SERVICES

Our operations are centrally located in the Gansevoort district of New York City, which is located near our current client base and potential new customers.

Products

We offer the following products, which we can prepare either fresh, frozen, or vacuum-packed:

All-American Hamburger: We offer a proprietary-formulated hamburger called the All American Hamburger. Sizes range from 2 oz. to 12 oz. and come in round, oval, or square, as well as custom shapes.

McLeod Brand: Our 4oz. McLeod’s Beef Burgers, Chicken Patties and Turkey Patties are packaged for the retail customer and can be used for grilling purposes.

Hebrew National? Line

Quality hot dogs

Seasoned pastramis

Corned Beef

Fresh Meats

Beef, including steaks, roasts and ribs

Poultry

Pork

Veal Cutlets

Lamb

Gourmet cheeses, Oils and other food items

Variety Meats

Frog

Quail, Rabbit

Wild game (venison, boar, duck and more)

Custom Cuts and Butchering

Our butchers can process any meats as either traditional cuts or custom orders according to customer specifications. We specialize in timely delivery and service of such custom products, which can include steaks, chops and other meats, with selections from fresh or frozen packaging.

Private Labeling

Our designers can custom design any type of package to fit our clients’ and their products’ needs. We are able to produce small or large quantities of our customers’ products so as not to alienate potential customers by the size of their business.

Distribution

Our fleet of refrigerated trucks delivers orders throughout the NY Metropolitan area. We can also ship anywhere from coast to coast via common carrier, including Hawaii, Alaska and Canada.

Our delivery truck fleet consists of six (6) vehicles described as follows:

1999 Mitsubishi FEHD Truck

2001 Mitsubishi FEHD Truck

2002 UD Nissan 1400

2003 GMC 4500

2004 Mitsubishi FH 210T

2004 Mitsubishi FH 210T

Equipment

We lease or own a variety of meat processing equipment, including, but not limited to:

Band Saws

Hamburger Formation Machines

Grinders

Overwrap Machines

Stainless Steel Tables

Digital Scales

Pallet Jacks

Platform Scales

All of the refrigeration equipment, a combination of approximately 10 compressor units contained within the premises, is owned by the Company.

Safety

In order to meet the public’s expectation for safe food produced in a competitive market environment, we safeguard our products to prevent food safety hazards by adhering to the USDA’s Hazard Analysis of Critical Control Points (HACCP) system. Through the years, we have attempted to preserve our reputation and branded products by addressing the vital components of meat processing, such as sanitary plant conditions, regulated processing controls, observance of USDA inspections, and constant monitoring of procedures and standards to guarantee that our systems meet the increasing demands of our customers.

Customers

Our customers include:

J.P. Morgan Chase Executive Dining Room

TGI Friday’s

Madison Square Garden

Houlihan’s

Boulder Creek Steak Houses

Dallas BBQ

The Old Drover’s Inn

Memorial Sloan Kettering Hospital

The Hilton Group

Mickey Mantle’s Steak House

Sparks Steak House

We manufacture and private label quality meats for local supermarkets including:

A&P Food Basic Stores

Farmer John’s

Key Foods

Associated Food Stores

Competition

Our competition can be divided into two (2) primary categories. First, there are the large full line foodservice distributors, such as US Foodservice, Sysco Foods, DiCarlo Distributors, Landmark, and J. Kings. Second, there are the smaller independent jobbers.

Our advantages over the large foodservice distributors are as follows:

1)	We have an USDA inspected facility with daily fresh custom cutting of all meats and daily fresh manufacturing of the All American Burger.

2)

We make available daily deliveries with less stringent minimum order amounts. Many restaurants in the inner city do not have enough refrigerator or freezer storage space affording them a minimum of 2-3 deliveries per week.

3)

We have the flexibility within our location for customers to make “last minute” call-in orders for the same day delivery or second same day deliveries for emergency situations. We have no cut-off times.

4)	We purchase our raw product on a daily basis. This allows us to react much faster to fluctuation in market conditions whereby the larger foodservice houses cannot because of enormous inventories.

5)	Our overall overhead is lower. The cost of our operations in proportion to our sales volume affords us the ability to be price competitive.

Our advantages over the small independent jobbers are as follows:

1)

Since we operate an USDA inspected warehouse that enables us to custom cut and manufacture, we have the ability to eliminate the “middle man” in the chain of supply. We benefit with the additional gross profit because we also act as a supplier of our custom cut, manufactured goods to the independent jobber.

2)	We have a facility to store inventory. This allows us to “buy in” during favorable market conditions and thus, be more price competitive.

3)

The location of our facility allows us to satisfy last minute and emergency orders. Once the independent jobber vacates the “Meat Market” premises, he is incapable of filling any additional deliveries or providing service to his customers.

4)	We have the ability to distribute to large retail accounts based on our USDA Inspection and Product Liability Insurance. We can offer private labeling and custom packaging to any retail chain.

RISK FACTORS

An investment in our securities is highly speculative, involves a high degree of risk and is suitable only for investors with substantial means who can bear the economic risk of the investment for an indefinite period of time, have no need for liquidity of the investment, and have adequate means of providing for their current needs and contingencies. An investment in the securities should be made only by persons able to bear the risk in the event the investment results in a total loss.

1.) RISK OF LOSS OF INVESTMENT DUE TO HIGHLY COMPETITIVE NATURE OF OUR INDUSTRY.

A majority of the meat packing industry is dominated by four multinational firms. Consolidation and low-cost labor have helped these firms dominate the U.S. industry. Labor cuts by these conglomerates have been due to a decline in unionization and increase in the use of immigrant workers. Potential customers may overlook the Company’s products and services because of their inability to institute competitive pricing, availability, and favorable delivery methods as compared to those services provided by the dominant industry players.

2.) RISK OF DEPENDENCE ON KEY PERSONNEL.

The Company is dependent on its present officers and directors, primarily Joseph Maggio, Chairman and CEO. The success of the company is dependent on Mr. Maggio and his management team. Should one or more of these individuals cease to be affiliated with the Company before acceptable replacements are found, there could be a material adverse effect on the Company’s business and prospects. We depend substantially on the continued services and performance of our senior management and, in particular, their contracts and relationships, especially within the meat, poultry, and food businesses.

3.) RISK OF LOSS OF AVAILABILITY OF RAW MATERIALS.

The success of the business is contingent on a variety of external factors, such as the availability of healthy livestock at reasonable market prices. The possible introduction of disease into the U.S. national cattle herd, whether unintentionally or as a terrorist act, has been a recent consideration by the Department of Homeland Security (DHS). The U.S. slaughters about 35 million head of cattle per year and is the world’s largest beef producing country. Should serious disease occur, no matter how dangerous to human health, the results could be catastrophic to the U.S. economy, as well as a possible cessation of business operations for an undetermined period of time.

4.) RISK OF ENVIRONMENTAL CONDITIONS AND BUSINESS CLIMATE.

We are a small to medium-sized processing facility, and we rely on custom manufacturing for area restaurants and growing niche markets of consumers desiring locally-produced foods for revenue. Customers rely on the consistency in both quantity and quality of the company’s products and should that diminish in any way, they could seek products from the competition. Such a loss in sales could effect our revenues and our ability to continue operations.

5.) RISKS OF REDUCED LIQUIDITY OF “PENNY STOCKS.”

The Securities and Exchange Commission has adopted regulations that generally define a “penny stock” as any equity security that has a market price of less than $5.00 per share and that is not traded on a national stock exchange, NASDAQ or the NASDAQ National Market System. Now, or sometime in the future, penny stocks could be removed from NASDAQ or the NASDAQ National Market System or the securities may become subject to rules of the Commission that impose additional sales practice requirements on broker-dealers effecting transactions in penny stocks. In most instances, unless the purchaser is either (i) an institutional accredited investor, (ii) the issuer, (iii) a director, officer, general partner or beneficial owner of more than five percent (5%) of any class of equity security of the issuer of the any stock that is the subject of the transaction, or (iv) an established customer of the broker-dealer, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s prior written consent to the transaction. Additionally, on any transaction involving a penny stock, the rules of the Commission require, among other things, the delivery, prior to the transaction, of a disclosure schedule prepared by the Commission relating to the penny stock market and the risks associated with investing in penny stocks. The broker dealer also must disclose the commissions payable to both the broker-dealer and registered representative and current quotations for the securities. Finally, among other requirements, monthly statements must be sent to the purchaser of the penny stock disclosing recent price information for the penny stock held in the purchaser’s account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the securities and may affect the ability of purchasers in this Registration Statement to sell the securities in the secondary market.

GOVERNMENT APPROVAL & REGULATION

We have filed Grants of Inspection with the U.S. Department of Agriculture and are approved to operate as an USDA certified meat processing establishment. We currently operate as establishment number “EST. 5099” as indicated inside the USDA mark of inspection displayed on all of our processed meat items and establishment number “EST. P-20622” for our processed poultry items. The USDA considers our business a “Small Plant” operation since we employ a staff of 20-500 personnel.

We adhere to the Hazard Analysis and Critical Control Point (HACCP) system established by the USDA and endorsed by the National Academy of Sciences and the National Advisory Committee on Microbiological Criteria for Foods. The HACCP approach is a system of checks and balances that focuses on identifying and preventing hazards from contaminating food, permits more efficient and effective government oversight on establishments and their compliance of food safety laws on a continuing basis, while placing responsibility on the food manufacturer or distributor for ensuring appropriate food safety.

We comply with the USDA Label Regulations on all packages, containers, and boxes used to transport any meat and/or poultry products; including, but not limited to: Product Name, Product Description, Ingredients, and Nutrition Facts Panel.

Furthermore, we must comply with the Standard Sanitation Operational Procedures (SSOP) that we have developed in accordance with the USDA to prevent direct contamination or adulteration of our products. The SSOPs are implemented and maintained on a daily basis and are relevant to the entire establishment and all shifts of operation. The SSOPs are signed and dated by the individual with overall authority on-site or a member of our management team and are verified for adherence by a USDA certified inspector.

We are a federally-recognized establishment, thus, inspections by a USDA certified inspector occur on a daily basis.

We are not subject to inspection by any city or state authority.

RESEARCH & DEVELOPMENT

We anticipate incurring material research and development costs during the next 12 months which we will pay for by selling our common stock. Additionally, we anticipate the acquisition or sale of material property, plant or equipment during the next 12 months. We have acquired the assets and assumed the liabilities estimated at a fair value of $25,950 when we acquired MBC Foods, Inc. during the first quarter ended June 30, 2004.

EMPLOYEES

We currently have twenty-nine (29) paid full-time employees. We assess employee relations to be exceptional. Mr. Maggio, our Chief Executive Officer, and the rest of the management team, devote one hundred percent (100%) of their professional time to running our company. We do not anticipate hiring new paid full-time employees within the next twelve months. However, we would consider hiring commission-based salespeople should the opportunity arise.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

We began generating revenues in May 2004 upon acquiring 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc. Prior to May 2004, we had no active operations and had incurred a net loss of approximately $49,603 for the year ended March 31, 2004.

Audited comparisons of results of operations and financial position can be made upon year end on March 31, 2005.

The following is a summary of the unaudited interim financial information for the nine months ended December 31, 2004:

Net Sales:	$7,722,543

Cost of Sales:	5,548,016

Gross Profit:	2,174,527

Gross Profit as % of Sales:	28.16%

Operating expenses:

Payroll:	$769,914

Factoring Fee:	207,314

General and Administrative:	1,795,224

Total operating expenses:	2,917,195

Loss from Operations:	(742,668)

Interest expense:	(11,092)

Net loss:	$(753,760)

Loss per Common Share:	$(.02)

Sales

Our revenues from operations for the nine months ended December 31, 2004 were $7,722,543, and were generated from the sale of our meat products and services.

Cost of Sales and Gross Profit

Our cost of sales for the nine months ended December 31, 2004 was $5,548,016, generating a gross profit of $2,174,527 (28.16%).

Our business activities and exposure in the competitive marketplace have favorably evolved from quarter-to-quarter causing our gross profit to steadily increase. We have operated on the same margins with no changes in the types of products sold or services provided from one period to the next. We attribute our growth to new customers and sales accounts and a higher volume of products being sold through these means. The addition to our customer base was achieved by increased sales efforts made by our management team through standard marketing procedures, such as in-person sales visits and demonstrations and “warm” referrals through existing clientele.

For the next twelve months we plan to operate the business using our current methods. We are able to satisfy our cash requirements, material commitments, and applicable filing fees anticipated under our obligations of the Exchange Act. We will not have to raise additional funds in the next twelve months for operating expenses. We expect to become profitable within this time period based on our current growth trend. If sales continue to incline, we may elect to purchase/lease one (1) or more pieces of new equipment depending on inflated product demand. However, no new equipment is necessary to satisfy current operations or anticipated sales order increases within the next twelve months.

We will need to raise additional funds should management be desirous in acquiring existing like-minded businesses. Such candidates have been sought out, however no definitive agreements exist.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

ITEM 3.	DESCRIPTION OF PROPERTY

We lease our operating facility from the City of New York on a month-to-month basis. The facility consists of 7,000 sq. ft. with two (2) loading docks on each side of the plant and a separate poultry section.

We have targeted several businesses for acquisition in New York City. We would acquire 100% of the stock and operations of these entities, including, without limitation, all rights, title know-how, assignment of property leases, equipment, furnishings, inventories, processes, trade names, trademarks, goodwill, and other assets of every nature used in the entities’ operations.

All of the facilities that are intended for acquisition are centrally located within the historic Gansevoort market in lower Manhattan, thus affording the company to capitalize on the economies of scale for delivery, purchasing, and other daily operating responsibilities.

If we were successful in raising funds through the sale of our common stock, and were able to enter into negotiations for the purchase of any and/or all of the selected like-minded businesses, we intend to continue operations in such facilities while maintaining their current principals to continue the day-to-day operations.

No negotiations have taken place, and no contracts have been entered into to purchase any such properties as described herein. We assume that if such purchase(s) were to be completed, funds would be required to renovate the existing facilities, as well as improve or replace machinery as prescribed by the existing landlord or pursuant to USDA regulation.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 11, 2005, information regarding the beneficial ownership of our common stock with respect to each of our executive officers, each of our directors, each person known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group. Each individual or entity named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by them, except where otherwise noted.

Name and Address of Beneficial Owner (1)	Common Shares Beneficially Owned (2)	Percentage of Common Stock
Joseph Maggio	4,400,000	7.80%
Louis Vucci, Jr.	4,400,000	7.80%
Philip Serlin	4,400,000	7.80%
William DeMarzo	3,000,000	5.32%
Paul Aloisio	3,000,000	5.32%
Henry Guerra	4,400,000	7.80%
John Maggio	4,400,000	7.80%
All Officers and Directors as a group (7 in number)	28,000,000	49.63%

(1) Unless otherwise stated, the address of all persons is 555 West Street, New York, NY 10014.

(2) The information contained in this table with respect to beneficial ownership reflects “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder and, except as otherwise indicated or pursuant to community property laws, each shareholder has sole voting and investment power with respect to shares listed as beneficially owned by such shareholder. Pursuant to the rules of the Commission, in calculating percentage ownership, each person is deemed to beneficially own shares subject to options or warrants exercisable within 60 days of the date of this Filing, but shares subject to options or warrants owned by others (even if exercisable within 60 days) are deemed not to be outstanding.

Changes in Control

We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in a change in control of our Company. Presently in the by-laws there are no provisions that could delay a change in control of the Company.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information regarding our current directors and executive officers.

NAME	POSITION	AGE
Joseph Maggio	Chairman/CEO/Director	47
Louis Vucci, Jr.	President/Director	35
Philip Serlin	Chief Operations Officer/Director	63
William DeMarzo	CFO	48
Paul Aloisio	Executive Vice President	55
Henry Guerra	Director	62
John Maggio	Director	73

Joseph Maggio, Chairman, Chief Executive Officer, Director

Mr. Joseph Maggio has been our Chairman, CEO, and Director since March 8, 2004. Prior to this date, Mr. Maggio was employed by MBC Foods, Inc. as a purchasing agent, salesman, and manager of plant employees.

Mr. Maggio devotes 100% of his time as our Chairman and Chief Executive Officer.

Louis Vucci, Jr., President, Director

Mr. Louis Vucci, Jr. has been our President and Director since March 8, 2004. Prior to this date, Mr. Vucci was President of Vucci Foods, Inc., a meat distribution company, whose operations were integrated into MBC Foods, Inc. in 2003. Mr. Vucci specialized in sales account management and expansion.

Mr. Vucci devotes 100% of his time as our president.

Philip Serlin, Chief Operations Officer, Director

Mr. Philip Serlin has been our Chief Operations Officer and Director since March 8, 2004. Mr. Serlin became the Chief Operations Officer of MBC Foods, Inc. in 1999 after he integrated his company, PHS Ship Supply Corp., a hamburger and chop meat processing company, into the operations of MBC Foods, Inc.

Mr. Serlin devotes 100% of his time as Chief Operations Officer.

William DeMarzo, Chief Financial Officer

Mr. William DeMarzo has been our Chief Financial Officer since March 8, 2004. Prior to this date, Mr. DeMarzo was employed by MBC Foods, Inc. where he worked in the capacity of Controller.

Mr. DeMarzo devotes 100% of his time as our Chief Financial Officer.

Paul J. Aloisio, Executive Vice President

Mr. Paul Aloisio has been our Executive Vice President since March 8, 2004. Prior to this date, Mr. Aloisio was employed by MBC Foods, Inc. as a Facilities Manager for the last eighteen (18) years in charge of organizing and directing a warehouse staff of approximately 30 people.

Mr. Aloisio devotes 100% of his time as our Executive Vice President.

Henry Guerra, Director

Mr. Henry Guerra has been a Director since March 8, 2004. Prior to this date, Mr. Guerra was employed by MBC Foods, Inc. where he was the first employee of the Company and an integral part in the decision-making activities, while working in all levels of our business.

John Maggio, Director

Mr. John Maggio has been a Director since March 8, 2004. Prior to this date, Mr. Maggio acted as a consultant to MBC Foods, Inc. for the past five years, the Company he founded approximately 34 years ago. Mr. Maggio was responsible for overseeing all corporate activities since inception until 1989.

Director Compensation

Three of our directors are also employees. Our remaining two directors are not compensated for their services.

Term of Office

The directors named above will serve until the next annual meeting of our shareholders. In absence of an employment agreement, officers hold their positions at the satisfaction of the Board of Directors.

Family Relationships

The familial relationships existing between the directors and officers are as follows:

1	Joseph Maggio, Chairman, CEO, and Director is the son of John Maggio, Director.

2	William DeMarzo, Chief Financial Officer is the brother-in-law of Joseph Maggio, Chairman, CEO, and Director and son-in-law of John Maggio, Director.

3	Henry Guerra is the cousin of Joseph Maggio, Chairman, CEO, and Director and the nephew of John Maggio, Director.

Involvement in Certain Legal Proceedings

None of our directors or executive officers has, during the past five years,

1

had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer, either at the time of the bankruptcy or within two years prior to that time,

2	been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding,

3

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

4

been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee Financial Expert

The Company’s board of directors does not have an “audit committee financial expert,” within the meaning of such phrase under applicable regulations of the Securities and Exchange Commission, serving on its audit committee. The board of directors believes that all members of its audit committee are financially literate and experienced in business matters, and that one or more members of the audit committee are capable of (i) understanding generally accepted accounting principles (“GAAP”) and financial statements, (ii) assessing the general application of GAAP principles in connection with our accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding our internal controls and procedures for financial reporting; and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert. However, the board of directors believes that there is not any audit committee member who has obtained these attributes through the experience specified in the SEC’s definition of “audit committee financial expert.” Further, like many small companies, it is difficult for the Company to attract and retain board members who qualify as “audit committee financial experts,” and competition for these individuals is significant. The board believes that its current audit committee is able to fulfill its role under SEC regulations despite not having a designated “audit committee financial expert.”

ITEM 6.	EXECUTIVE COMPENSATION

During the fiscal year ended March 31, 2004, none of our executive officers or directors received compensation. No executive officer or director of our company received an annual salary and bonus that exceeded $100,000 for the nine months ended December 31, 2004. The following table sets forth information as to the compensation paid or accrued to following executive officers and directors for the nine months ended December 31, 2004:

SUMMARY COMPENSATION TABLE
Annual Compensation Annual Compensation					Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Award(s)	Securities Underlying Options/SARs	LTIP Payouts	All Other Compen- sation
Joseph Maggio Chairman/CEO	Nine months ended 12/31/04	$58,500	$0	$0	$0	0	$0	$0
Louis Vucci, Jr. President	Nine months ended 12/31/04	$39,000	$0	$0	$0	0	$0	$0
Philip Serlin COO	Nine months ended 12/31/04	$39,000	$0	$0	$0	0	$0	$0
William DeMarzo CFO	Nine months ended 12/31/04	$58,500	$0	$0	$0	0	$0	$0
Paul Aloisio Executive VP	Nine months ended 12/31/04	$30,750	$0	$0	$0	0	$0	$0

We do not have a long term incentive plan or arrangement of compensation with any individual in the group of officers and directors.

Employment Agreements

None of our executive officers has an employment agreement with us.

Stock Option Grants and Exercises

We granted no stock options to any of our officers or directors.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MBC Foods, Inc., founded and incorporated in 1999, employed Joseph Maggio, Chairman, CEO and Director, Louis Vucci, President and Director, Philip Serlin, COO and Director, William DeMarzo, CFO, and Paul Aloisio, Executive Vice President. MBC Foods, Inc. was acquired by Diamond Ranch Foods, Ltd. on May 1, 2004. Pursuant to the acquisition, we issued these officers, and directors John Maggio and Henry Guerra, 28,000,000 common shares out of the total 31,607,650 restricted common shares issued in exchange for their interest in MBC Foods, Inc.

To the best of our knowledge, there are no other transactions involving any Director, Executive Officer, any nominee for election as a Director or Officer, or any 5% shareholder who is a beneficial owner or any member of the immediate family of the same.

During the quarter ended December 31, 2004, shareholders have paid general and administrative expenses on behalf of the Company. These payments have been recorded as liabilities and as shareholder loans to the Company. The Shareholder Loans contributed by shareholders totaled $150,300.

During the quarter ended December 31, 2004, Berkshire Capital Management Co., Inc., a shareholder, loaned the Company $360,000. The note is payable in lump-sum including interest at 5% on September 30, 2009. Interest on the notes began accruing on September 30, 2004. We considered the terms of this loan to be more beneficial than any other loans that might have been available from third parties at that time.

ITEM 8.	DESCRIPTION OF SECURITIES

Common or Preferred Stock

There are no securities being offered under this Registration Statement. We are authorized by our Articles of Incorporation to issue 500,000,000 shares of common stock, $0.0001 par value. Our common stock is traded on the “Pink Sheets” under the symbol “DFDR”.

We have issued and outstanding 56,421,150 shares of common stock. Holders of the common stock are entitled to one vote per share on all matters subject to shareholder vote. If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of common stock would be entitled to receive such dividend ratably. We have never declared a dividend and we do not intend to declare a dividend in the foreseeable future. If our business was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities and redemption of preferred shares, if any. Holders of common stock do not have preemption rights.

We have no preferred stock issued at this time.

Change in Control Provisions

We are unaware of any contract or other arrangement, the operation of which may, at a subsequent date, result in a change in control of our Company. Presently in the by-laws there are no provisions that could delay a change in control of the Company.

Debt Securities

There are no debt securities being offered under this Registration Statement.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the “Pink Sheets” under the symbol “DFDR” as of May 13, 2004. The trading of our common stock is limited and sporadic.

The table below sets forth the range of high and low bid quotes of our common stock for the nine months ended December 31, 2004.

2004:	HIGH	LOW
First Quarter ended 06/30/04	$.10	$.10
Second Quarter ended 09/30/04	$0.659	$0.359
Third Quarter ended 12/31/04	$0.47	$0.15

We anticipate making an application to the NASD to have our shares quoted on the OTC Bulletin Board after this Form 10-SB Registration Statement is deemed effective by the Securities and Exchange Commission (SEC). Our application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934 and the OTC Bulletin Board Eligibility Rule (NASD Rules 6530 and 6540). Inclusion on the OTC Bulletin Board permits price quotations for our shares to be published by such service.

Secondary trading of our shares may be subject to certain state imposed restrictions.

The ability of individual shareholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer’s securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state.

From time-to-time we may grant options or warrants, or promise registration rights to certain shareholders. We have no control over the number of shares of our common stock that our shareholders sell. The price of our common stock may be adversely affected if large amounts are sold in a short period of time.

Our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the “penny stock” rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer’s net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

As of March 11, 2005, there were approximately 535 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

Transfer Agent

We have appointed Signature Stock Transfer, Inc., with offices at 2301 Ohio Drive, Suite 100, Plano, TX 75093, phone number 972-612-4120, as transfer agent for our shares of common stock. The transfer agent is responsible for all record-keeping and administrative functions in connection with the common shares and stock warrants.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not expect to declare or pay any cash dividends in the foreseeable future.

ITEM 2.	LEGAL PROCEEDINGS

We know of no material, active or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no changes in or disagreements with our accountants.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

On May 1, 2004, we issued 31,607,650 restricted shares of common stock to acquire MBC Foods, Inc. As of May 1, 2004, MBC Foods, Inc. is a wholly owned subsidiary of the Company. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act of 1933.

On June 3, 2004 we completed a private sale of $6,000 in principal to individual accredited investors in accordance with the laws of the State of Texas. Twenty-four million (24,000,000) shares of the Company’s common stock were sold at a price of $0.00025 per share to ten (10) investors. The securities were issued in reliance upon the exemption provided in Rule 139.16 of the Texas Securities Code. Adopted in 1995, the rule exempts from the securities registration requirements of the Act, as amended, the sale of securities, by the issuer itself or by a registered dealer, to individual accredited investors. Although the rule is designed to stand alone, it coordinates with Rule 504 under Regulation D promulgated under the Securities Act of 1933.

All investors that participated in the offering were by definition “individual accredited investors” and eligible to partake in the purchase of shares in reliance upon Rule 139.16 of the Texas Securities Code, whereas the offered shares were exempt from registration and were issued without any restrictive transfer legend. Pursuant to Rule 139.16(e), we publicly filed a disclosure document with the Texas State Securities Board and furnished the same to the accredited investors. Included in the disclosure document were all statements required or permitted to be included under this ruling.

On June 24, 2004, the Company issued 600,000 shares of common stock for $0.00025 per share in return for investor relation services.

On July 8, 2004, the Company issued 200,000 shares of common stock for $0.00025 per share in return for an independent research report.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation permit us to limit the liability of our directors to the fullest extent permitted under Section 78.037 of the Nevada General Corporation Law. As permitted by Section 78.037 of the Nevada General Corporation Law, our Bylaws and Articles of Incorporation also include provisions that eliminate the personal liability of each of its officers and directors for any obligations arising out of any acts or conduct of such officer or director performed for or on behalf of the Company. To the fullest extent allowed by Section 78.751 of the Nevada General Corporation Law, we will defend, indemnify and hold harmless its directors or officers from and against any and all claims, judgments and liabilities to which each director or officer becomes subject to in connection with the performance of his or her duties and will reimburse each such director or officer for all legal and other expenses reasonably incurred in connection with any such claim of liability. However, we will not indemnify any officer or director against, or reimburse for, any expense incurred in connection with any claim or liability arising out of the officer’s or director’s own negligence or misconduct in the performance of duty.

The provisions of our Bylaws and Articles of Incorporation regarding indemnification are not exclusive of any other right we have to indemnify or reimburse our officers or directors in any proper case, even if not specifically provided for in our Articles of Incorporation or Bylaws.

We believe that the indemnity provisions contained in our bylaws and the limitation of liability provisions contained in our certificate of incorporation are necessary to attract and retain qualified persons for these positions. No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART F/S

Our financial statements for the fiscal years ended March 31, 2004 and 2003 have been examined to the extent indicated in their reports by Robison, Hill and Co., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.

Our financial statements for the nine months ended December 31, 2004 and 2003 have been reviewed by Robison, Hill and Co., independent certified public accountants. The financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to Regulation S-B as promulgated by the SEC, and are included herein in response to Part F/S of this Form 10-SB.

DIAMOND RANCH FOODS, LTD.
(Formerly MBC Food Corporation)

_________________

FINANCIAL STATEMENTS

MARCH 31, 2004 and 2003DECEMBER
31, 2004 and 2003

CONTENTS

Independent Auditor's Report....................................................................................F-1

Financial Statements:

         Balance Sheets
         March 31, 2004 and December 31, 2004...................................................................F-3

         Statements of Operations
         Years Ended March 31, 2004 and 2003
         For the Nine Months Ended December 31, 2004 and 2003 (Unaudited).......................................F-5

         Statements of Stockholders Equity
         Years Ended March 31, 2004 and 2003
         For the Nine Months Ended December 31, 2004 and 2003 (Unaudited).......................................F-6

         Statements of Cash Flows
         Years Ended March 31, 2004 and 2003
         For the Nine Months Ended December 31, 2004 and 2003 (Unaudited).......................................F-7

Notes to Financial Statements
         For the Years Ended March 31, 2004 and 2003 and the
         Nine Months Ended December 31, 2004 and 2003 (Unaudited)...............................................F-8

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and ShareholdersDiamond
Ranch Foods, Ltd.(Formerly
MBC Food Corpration)

        We have audited the accompanying balance sheets of Diamond Ranch Foods, Ltd. (Formerly MBC Food Corpration) as of March 31, 2004 and 2003 and the related statements of income, stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Diamond Ranch Foods, Ltd.(Formerly MBC Food Corpration) management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Ranch Foods, Ltd. (Formerly MBC Food Corpration) as of March 31, 2004 and 2003, and the results of its operations, stockholders’ equity and its cash flows for the years ended March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,
/s/ Robison, Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
October 26, 2004

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
CONSOLIDATED BALANCE SHEETS

ASSETS:	March 31, 2004	(Unaudited) December 31, 2004
Current Assets:
Inventory	$70,318	$117,227
Accounts Receivable	1,272,413	1,651,556

Total Current Assets	1,342,731	1,768,783

Fixed Assets - Net	349,422	310,940

Other Assets:
Deposits	11,800	15,080

Total Other Assets	11,800	15,080

Total Assets	$1,703,953	$2,094,803

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
CONSOLIDATED BALANCE SHEETS
(Continued)

LIABILITIES & STOCKHOLDERS' EQUITY	March 31, 2004	(Unaudited) December 31, 2004
Current Liabilities:
Bank Overdraft	$279,905	$485,903
Accounts Payable and Accrued Expenses	1,024,688	868,314
Interest Payable	19,407	--
Exchange Loan Payable	1,080,158	1,672,868
Shareholder Loans	--	150,300
Notes Payable	17,500	--
Capital Lease Obligation	2,759	3,380
Convertible Debenture	150,000	--

Total Current Liabilities	2,574,417	3,180,765

Non-current Liabilities:
Capital Lease Obligation	1,922	--
Notes Payable	--	360,000
Interest Payable	--	4,576

Total Long Term Liabilities	1,922	364,576

TOTAL LIABILITIES	2,576,339	3,545,341

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, par value $.0001, 20,000,000 shares
Authorized, 0 shares issued at December 31, 2004 and
March 31, 2004	--	--
Common Stock, par value $.001, 100,000,000 shares
Authorized, 5,928,649 shares issued at March 31, 2004
and par value $.0001, 500,000,000 shares Authorized,
56,421,150 shares issued at December 31, 2004	5,929	5,642
Additional Paid-In Capital	871,623	1,213,361
Retained Earnings (Deficit)	(1,749,938)	(2,669,541)

Total Stockholders' Equity	(872,386)	(1,450,538)

Total Liabilities and Stockholders' Equity	$1,703,953	$2,094,803

The accompanying notes are an integral part of these financial statements.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended March 31,		(Unaudited) For the Nine Months Ended December 31,
	2004	2003	2004	2003
Revenues	$7,885,920	$5,347,067	$7,722,543	$5,969,897
Cost of Goods Sold	6,801,535	4,228,310	5,548,016	5,326,393

Gross Profit	1,084,385	1,118,757	2,174,527	643,504
Expenses:
Payroll	876,701	1,073,586	769,914	764,992
Factoring Fee	335,250	48,841	207,314	281,242
Bad Debt Expense	--	--	92,400	--
Depreciation and Amorization	68,509	57,052	52,343	51,382
General and Administrative	771,627	748,555	1,795,224	760,727

Total Expenses	2,052,087	1,928,034	2,917,195	1,858,343

Other Income (Expense)
Grant	50,000	--	--	50,000
Interest Expense	(9,842)	(13,117)	(11,092)	(9,837)

Net Loss	$(927,544)	$(822,394)	$(753,760)	$(1,174,676)

Basic & Diluted Income (Loss)
Per Share	$(0.16)	$(0.14)	$(0.02)	$(0.20)

Weighted Average Shares
Outstanding	5,928,649	5,928,649	40,936,373	5,928,649

The accompanying notes are an integral part of these financial statements.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in	Retained
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance at April 1, 2002	--	$--	--	$--	$--	$--
Issued stock in exchange for asset and expenses	--	--	5,928,649	5,929	216,487	--
Capital Contributions	--	--	--	--	144,597	--
Net Loss	--	--	--	--	--	(822,394)

Balance, March 31, 2003	--	--	5,928,649	5,929	361,084	(822,394)
Capital Contributions	--	--	--	--	510,539	--
Net Loss	--	--	--	--	--	(927,544)

Balance, March 31, 2004	--	--	5,928,649	5,929	871,623	(1,749,938)
April 1, 2004 Shares Issued to Retire
Convertable Debenture	--	--	20,000,000	20,000	130,000	--
Merger Transactions	5,692,501	(22,767)	208,018	(165,843)
Sale of Stock Under Reg. D	--	--	24,000,000	2,400	3,600	--
Stock Issued for Services	--	--	800,000	80	120	--
Net Loss	--	--	--	--	--	(753,760)

Balance, December 31, 2004 (Unaudited)	--	$--	56,421,150	5,642	1,213,361	(2,669,541)

The accompanying notes are an integral part of these financial statements.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
STATEMENTS OF CASH FLOWS

	For the year ended March 31,		(Unaudited) For the nine months ended December 31,
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(927,544)	$(822,394)	$(753,760)	$(1,174,676)
Adjustments to reconcile net loss to net cash
Provided by operating activities
Depreciation and Amortization	68,509	57,052	52,343	51,382
(Increase) Decrease in Inventory	(35,307)	(35,011)	(46,909)	(35,307)
(Increase) Decrease in Accounts Receivable	(975,383)	(297,030)	(379,143)	(238,946)
(Increase) Decrease in Deposits	--	(11,800)	(3,280)	--
(Decrease) Increase in Accounts Payable and Accrued Expenses	587,760	436,928	(156,374)	427,043
(Decrease) Increase in Interest Payable	9,841	9,566	4,576	7,381
(Decrease) Increase in Notes Payable	17,500	--	--	--
(Decrease) Increase in Convertible Debenture	--	150,000	--	--
(Decrease) Increase in Exchange Loan Payable	892,152	188,006	592,712	508,486

Net Cash Provided by Operating Activities	(362,472)	(324,683)	(689,835)	(454,637)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Equipment	--	(252,566)	(13,862)	--

Net Cash Used in Investing Activities	--	(252,566)	(13,862)	--

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
STATEMENTS OF CASH FLOWS
(Continued)

	For the year ended March 31,		(Unaudited) For the nine months ended December 31,
	2004	2003	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on Capital Lease Obligation	$(2,200)	$(780)	$(1,301)	$(1,437)
Borrowing on Capital Lease Obligation	--	7,660	--	--
Borrowing on Notes Payable	--	--	360,000	--
Shareholder Loans	--	--	150,300	--
Payments on Notes Payable	--	--	(17,500)	--
Stock Issued in Exchange for Cash	--	--	6,000	--
Stock Issued in Exchange for Services	--	--	200	--
Additional Paid in Capital	510,539	144,597	--	510,539
Bank Overdraft	(145,867)	425,772	205,998	(54,465)

Net Cash Used in Financing Activities	362,472	577,249	703,697	454,637

Net (Decrease) Increase in Cash and Cash Equivalents	--	--	--	--
Cash and Cash Equivalents at Beginning of Period	--	--	--	--

Cash and Cash Equivalents at End of Period	$--	$--	$--	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$9,842	$13,117	$11,092	$9,837
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
Stock issued in exchange for cancellation of debt	$--	$--	$169,407	$--
Stock issued in asset acquisition agreement	$--	$--	$25,950	$--

The accompanying notes are an integral part of these financial statements.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)

NOTE 1 — NATURE OF OPERATIONS AND GOING CONCERN

        The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates the Company as a going concern. However, the Company has sustained substantial operating losses in recent years and has used substantial amounts of working capital in its operations. Realization of a major portion of the assets reflected on the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company’s ability to meet its financing requirements and succeed in its future operations. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity for the Company to continue as a going concern.

        These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”. While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

        If the Company were unable to continue as a “going concern”, then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

        The Company was incorporated under the laws of the State of Florida on November 30, 1942 under the name Jerry’s Inc. The Company ceased all operating activities during the period from January 1, 1998 to March 8, 2004 and was considered dormant. On March 8, 2004 the Company changes its domicile to the State of Nevada. On March 30, 2004, the company changed its name to Diamond Ranch Foods, Ltd.

        On May 1, 2004, the shareholders of the Diamond Ranch Foods, Ltd. (formerly Jerry’s Inc.) completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd.(formerly Jerry’s Inc.) issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

        For financial reporting purposes, Diamond Ranch Foods, Ltd.(formerly Jerry’s Inc.) was considered the new reporting entity.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
Continued)

Interim Reporting

        The unaudited financial statements as of December 31, 2004 and for the three and nine month period then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the three and nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Nature of Business

        The Company is a meat processing and distribution company located in the historic Gansevoort “meatpacking district” in lower Manhattan, NY. The Companies operations consist of packing, processing, labeling, and distributing products to a customer base, including, but not limited to; in-home food service businesses, retailers, hotels, restaurants, and institutions, deli and catering operators, and industry suppliers.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

        This summary of accounting policies for Diamond Ranch Foods, Ltd.(formerly Jerry’s Inc.) is presented to assist in understanding the Company’s financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

        The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and statement of operations for the year then ended. Actual results may differ from these estimates. Estimates are used when accounting for allowance for bad debts, collectibility of accounts receivable, amounts due to service providers, depreciation and litigation contingencies, among others.

Cash and Cash Equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
(Continued)

Concentration of Credit Risk

        The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Fixed Assets

        Fixed assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. As of March 31, 2004, depreciation is computed as follows:

	Cost	Method	Life	Accumulated Depreciation	Net
Leasehold
Improvements	$269,906	Strait Line	10 Years	$43,290	$226,616
Office Equipment	205,077	Strait Line	3-5 Years	82,271	122,806

	$474,983			$125,561	$349,422

        As of March 31, 2003, depreciation is computed as follows:

	Cost	Method	Life	Accumulated Depreciation	Net
Leasehold
Improvements	$269,906	Strait Line	10 Years	$16,299	$253,607
Office Equipment	205,077	Strait Line	3-5 Years	40,753	164,324

	$474,983			$57,052	$417,931

Total depreciation expense for the year ended March 31, 2004 and 2003 was $68,509 and $57,052.

Earnings per Share

        Basic loss per share has been computed by dividing the loss for the period applicable to the common stockholders by the weighted average number of common shares outstanding during the years.

        There are no dilutive outstanding common stock equivalents at March 31, 2004 and 2003.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
(Continued)

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes.” SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Comprehensive Income

        The Company does not have any accumulated comprehensive income items, and therefore, is not required to report comprehensive income.

Inventory

        Inventories are stated at the lower of cost or market.

Advertising

        Advertising costs are expensed as incurred.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this Statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142. Major provisions of these Statements and their effective dates for the Company are as follows:

(a)	All business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001.

(b)	Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability.

(c)	Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
Continued)

(d)	Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

(e)	Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

(f)	Effective January 1, 2002, the useful life of intangible assets with finite lives will be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

(g)	All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

        On April 1, 2003, the Company adopted SFAS 142 and as required, the useful lives of the customer lists were evaluated and the remaining amortization periods adjusted accordingly. Prior to the adoption of SFAS 142, the Company amortized the customer lists over an estimated useful life of fifteen years. Since the adoption of SFAS 142, the Company amortizes the customer lists over an estimated useful life of five years.

NOTE 3 — INCOME TAXES

        As of March 31, 2004, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $1,750,000 that may be offset against future taxable income through 2024. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

NOTE 4 — OPERATING LEASE COMMITMENTS

The Companies operating facility is a New York City owned property consisting of 7,000 sq. ft. The Company leases the space on a month-to-month basis.

        Total lease expense for the year ended March 31, 2004 and 2003 was $81,864 and $81,864.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
(Continued)

NOTE 5 — CAPITAL LEASE COMMITMENTS

        On October 8, 2002 the Company entered into a capital lease for the purchase of equipment. The future minimum lease payments are as follows:

Year	Lease Payment
2004	$2,759
2005	1,922
2006	--
2007	--
2008	--

Total	$4,681

NOTE 6 – NOTES PAYABLE

Notes Payable

        As of March 31, 2004 the Company had an outstanding short term note in the amount of $17,500 as shown on the accompanying balance sheet. This note is due on May 7, 2004 and carries a 0% interest rate.

        As of December 31, 2004 the Company has an outstanding note payable in the amount of $360,000. This loan carries with it an interest rate of 5% and no payments of interest or principal are due until the due date of September 30, 2009. As of December 31, 2004 interest on this loan is $4,576.

Factoring Line of Credit

        On November 25, 2002, the Company entered into an agreement with Platinum Funding Corp. where in Platinum Funding will purchase the majority of the Company’s account receivable. Under the terms of the agreement, the Company would receive 75 percent of the purchase price up front and 25 percent would be held in reserves until the receivables are collected. Platinum funding extended up to $ 750,000 of credit.

        On November 17, 2003, the Company entered into an agreement with American Crest Capital, Inc. where in American Crest Capital will purchase the majority of the Company’s account receivable. Under the terms of the agreement, the Company would receive 90 percent of the purchase price up front and 10 percent would be held in reserves until the receivables are collected. American Crest Capital has extended up to $1,200,000 of credit.

DIAMOND RANCH FOODS, LTD
(Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
(Continued)

Convertible Debenture

        On March 19, 2002, the Company issued an convertible debenture in exchange for value received. The $150,000 is due and payable, with 6% interest, on April 1, 2004, unless sooner converted into shares of common stock. The debenture is convertible into 400,000 shares of common stock of the Company. In April 2004, MBC Food Corporation Issued 20,000,000 shares of common stock in exchange for the retirement of the $150,000 convertible debenture.

NOTE 7 — RELATED PARTY TRANSACTIONS

        As of December 30, 2004, shareholders have advanced the Company $150,300 payable on demand and does not carry an interest rate. This transaction has been recorded in the accompanying financial statements as Shareholder loans.

NOTE 8 — MERGER

        On May 1, 2004, the shareholders of the Diamond Ranch Foods, Ltd. (formerly Jerry’s Inc.) completed a stock purchase agreement with MBC Foods, Inc., a Nevada corporation. The merger was accounted for as a reverse merger, with MBC Foods, Inc. being treated as the acquiring entity for financial reporting purposes. In connection with this merger, Diamond Ranch Foods, Ltd.. (formerly Jerry’s Inc.) issued 31,607,650 shares of common stock in exchange for the 100% of the issued and outstanding shares of capital stock of MBC Foods, Inc..

        For financial reporting purposes, Diamond Ranch Foods, Ltd. (formerly Jerry’s Inc.) was considered the new reporting entity.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

March 31, 2004
Assets:	$-

Liabilities:	$-
Equity:
Common Stock	62
Paid-In Capital	165,781
Retained Deficit	(165,843)

Total Stockholders Equity	--

Total Liabilities and Equity	$-

        The aggregate purchase price was 31,607,650 common shares at $0.000821.

DIAMOND RANCH FOODS, LTD
Formerly MBC Food Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTSFOR
THE YEARS ENDED MARCH 31, 2004 AND 2003 AND THE NINE MONTHS
ENDED DECEMBER 31, 2004 AND 2003 (Unaudited)
(Continued)

NOTE 9 — STOCK TRANSACTIONS

        In April 2004 the Board of Directors approved a 50:1 reverse stock split.

        On June 10, 2004, the Company issued 24,000,000 shares of common stock under reg. D for cash at $0.00025 per share.

        On June 24, 2004 The Company issued 600,000 shares of common stock for $0.00025 per share in return for investor relation services.

        On July 8, 2004 the Company issued 200,000 shares of common stock for $0.00025 per share in return for an independent research report.

PART III

ITEM 1.	INDEX TO EXHIBITS

The following exhibits are filed with this registration statement:

Exhibit No.	Exhibit Name
3.1	Articles of Incorporation
3.2	By-Laws

ITEM 2.	DESCRIPTION OF EXHIBITS

See Item I above.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMOND RANCH FOODS, LTD.

(Registrant)

DATE:	March 15, 2005	By: /s/ Joseph Maggio
Joseph Maggio, Chairman, CEO, Director

Pursuant to the requirements of Section 12 of the Securities Exchanges Act of 1934, this Form 10-SB has been signed by the following persons in the capacities with Diamond Ranch Foods, Ltd. and on the dates indicated.

Dated: March 15, 2005 Dated: March 15, 2005 Dated: March 15, 2005 Dated: March 15, 2005

/s/ Joseph Maggio

Joseph Maggio, Chairman, CEO, and Director

/s/ Louis Vucci, Jr.

Louis Vucci, Jr., President and Director

/s/ Philip Serlin

Philip Serlin, Chief Operations Officer and Director

/s/ William DeMarzo

William DeMarzo, Chief Financial Officer